      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 16, 1996

                                                     REGISTRATION NO. 333-
________________________________________________________________________________
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                         LEUCADIA NATIONAL CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                             NEW YORK                                                          13-2615557
                 (STATE OR OTHER JURISDICTION OF                                            (I.R.S. EMPLOYER
                  INCORPORATION OR ORGANIZATION)                                          IDENTIFICATION NO.)

                             315 PARK AVENUE SOUTH
                           NEW YORK, N.Y. 10010-3607
                                 (212) 460-1900
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               JOSEPH A. ORLANDO
                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                         LEUCADIA NATIONAL CORPORATION
                             315 PARK AVENUE SOUTH
                           NEW YORK, N.Y. 10010-3607
                                 (212) 460-1900
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

                     STEPHEN E. JACOBS, ESQ.                                           GERALD S. TANENBAUM, ESQ.
                    WEIL, GOTSHAL & MANGES LLP                                          CAHILL GORDON & REINDEL
                         767 FIFTH AVENUE                                                    80 PINE STREET
                     NEW YORK, NEW YORK 10153                                           NEW YORK, NEW YORK 10005
                          (212) 310-8000                                                     (212) 701-3000

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
                            ------------------------

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]_______

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]_______

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------
                        CALCULATION OF REGISTRATION FEE

                                                                          PROPOSED
                                                                          MAXIMUM         PROPOSED MAXIMUM        AMOUNT OF
                        TITLE OF SECURITIES            AMOUNT TO BE     OFFERING PRICE        AGGREGATE         REGISTRATION
                          TO BE REGISTERED               REGISTERED       PER NOTE(1)      OFFERING PRICE(1)        FEE(2)


   % Senior Subordinated Notes due 2006..............   $ 135,000,000       100%             $ 135,000,000         $ 46,552


(1) Estimated solely for purposes of determining the registration fee pursuant to Rule 457 under the Securities Act of 1933.

(2) The registration fee has been calculated pursuant to Section 6(b) of the Securities Act of 1933 as follows: one twenty-ninth of one percent of $135,000,000, the proposed maximum aggregate price of the Notes.
                            ------------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

________________________________________________________________________________

                SUBJECT TO COMPLETION, DATED SEPTEMBER 16, 1996

PROSPECTUS
                                  $135,000,000
                         LEUCADIA NATIONAL CORPORATION
                      % SENIOR SUBORDINATED NOTES DUE 2006
                (Interest payable          and                )
                            ------------------------
     The  Notes will bear interest from the date of their original issue, at the
rate per annum set forth above, payable semiannually on each                 and
               ,  commencing                   , 1997.  The Notes will mature on
               , 2006 and are not redeemable by the Company prior to maturity. Upon a Change of Control (as defined), each Noteholder will have the right, subject to certain conditions and restrictions, to require the Company to repurchase the Notes at 101% of the principal amount thereof, plus accrued interest.

     The Notes will be subordinated to all Senior Indebtedness (as defined) of the Company. At June 30, 1996, the Company's Senior Indebtedness was $150,000,000 and the indebtedness of the Company's consolidated subsidiaries, to which the Notes are effectively subordinated, was $21,939,000, exclusive of customer banking deposits ('Deposits'). The Notes will rank pari passu with the Company's 8 1/4% Senior Subordinated Notes due 2005, of which, at June 30, 1996, $100,000,000 aggregate principal amount was outstanding, and any 10 3/8% Senior Subordinated Notes due 2002 (the '10 3/8% Notes') that remain outstanding after the Tender Offer (as defined), of which, at June 30, 1996, $125,000,000 aggregate principal amount was outstanding.

     On September 16, 1996, the Company commenced a cash tender offer (the 'Tender Offer') for all of the $125,000,000 outstanding aggregate principal amount of the 10 3/8% Notes at a price of $1,070 per $1,000 principal amount, plus accrued interest thereon to, but not including, the payment date for the 10 3/8% Notes pursuant to the Tender Offer. This offering is contingent upon not less than 80% of the outstanding principal amount of 10 3/8% Notes being validly tendered and not withdrawn pursuant to the Tender Offer. The net proceeds of this offering will be used to purchase 10 3/8% Notes tendered pursuant to the Tender Offer. See 'Use of Proceeds.' The Company may reduce the aggregate principal amount of Notes actually offered hereunder if less than all of the outstanding 10 3/8% Notes are tendered in the Tender Offer.

                            ------------------------

     Application will be made to list the Notes on the New York Stock Exchange.

                            ------------------------
THESE  SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES  COMMISSION NOR  HAS  THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED  UPON  THE ACCURACY  OR ADEQUACY  OF THIS  PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                                                                           PRICE TO      UNDERWRITING  PROCEEDS TO
                                                                           PUBLIC(1)     DISCOUNT(2)    COMPANY(3)
                                                                         -------------   -----------   ------------
Per Note..............................................................         %              %             %
Total.................................................................   $               $             $

- ------------
(1) Plus accrued interest, if any, from the date of original issue of the Notes.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See 'Underwriting.'
(3) Before deducting expenses payable by the Company estimated at $    .

                            ------------------------
     The Notes are offered by the Underwriters, subject to prior sale, when, as and if issued to and accepted by them, and subject to approval of certain legal matters by counsel for the Underwriters. It is expected that delivery of the Notes will be made against payment therefor in New York, New York on or about
                  , 1996.

                            ------------------------
JEFFERIES & COMPANY, INC.                                        CS FIRST BOSTON
                        , 1996

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the 'Commission'). The reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material also can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 at prescribed rates. The Commission maintains a site on the World Wide Web that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov. In addition, material filed by the Company can be inspected at the offices of the New York Stock Exchange, Inc. (the 'NYSE'), 20 Broad Street, New York, New York 10005 and the Pacific Stock Exchange, Incorporated, 301 Pine Street, San Francisco, California 94104, on which the Company's common shares, par value $1.00 per share (the 'Common Shares'), are listed.

     The Company has filed with the Commission a Registration Statement on Form S-3 (together with any amendments thereto, the 'Registration Statement') under the Securities Act of 1933, as amended (the 'Securities Act'), with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement. Such additional information may be obtained from the Commission's principal office in Washington, D.C.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents which have been filed by the Company (File No. 1-5721) with the Commission are incorporated by reference in this Prospectus:

          (a) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (the 'Annual Report');

          (b) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1996; and

          (c) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1996 (the 'Second Quarter 10-Q').

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Notes contemplated hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for all purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of such person, a copy of any and all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference therein. Requests for such copies should be directed to: Leucadia National Corporation, 315 Park Avenue South, New York, N.Y. 10010 (telephone number (212) 460-1900), Attention: Corporate Secretary.

                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE NOTES OFFERED HEREBY AND THE COMPANY'S OUTSTANDING 8 1/4% SENIOR SUBORDINATED NOTES DUE 2005, 10 3/8% SENIOR SUBORDINATED NOTES DUE 2002 AND 7 3/4% SENIOR NOTES DUE 2013 AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     FOR NORTH CAROLINA RESIDENTS: THE COMMISSIONER OF INSURANCE OF THE STATE OF NORTH CAROLINA HAS NOT APPROVED OR DISAPPROVED THIS OFFERING NOR HAS THE COMMISSIONER PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.

                               PROSPECTUS SUMMARY

     This summary is qualified in its entirety by the detailed information appearing elsewhere or incorporated by reference in this Prospectus. As used herein, the term 'Company' means Leucadia National Corporation and its subsidiaries, except as the context otherwise may require.

                                  THE OFFERING

Issue........................................  $135,000,000  principal  amount  of            %  Senior  Subordi-
                                                 nated Notes due 2006 (the 'Notes').
Maturity.....................................           , 2006.
Interest Rate................................     % per annum.
Interest Payment Dates.......................               and              , commencing                 , 1997.
Optional Redemption..........................  The Notes are not redeemable at the option of the Company prior to maturity.
Mandatory Redemption.........................  The Notes are not subject to sinking fund payments.
Certain Covenants............................  The   indenture  under  which  the   Notes  will  be  issued  (the
                                                 'Indenture') will contain covenants  which, among other  things, place  restrictions  on  the  ability  of  the  Company  and its subsidiaries to incur additional  indebtedness, to make  certain investments,  to redeem or repurchase shares of capital stock of
                                                 the  Company  and  to  enter  into  certain  transactions   with
                                                 affiliates,   on   the  ability   of  the   Company's  insurance
                                                 subsidiaries to invest in  non-investment grade investments  and on the ability of the Company to pay dividends and to consummate certain  mergers.  In  addition, if  the  Company's Consolidated
                                                 Tangible Net Worth (as defined) is below a certain level at  the end  of  two consecutive  fiscal quarters,  the Company  will be required, under certain circumstances, to offer to repurchase  a portion  of the  Notes at 100%  of their  principal amount, plus accrued but unpaid interest to the repurchase date. In the event of a Change of Control (as defined) of the Company, each  holder of  a  Note (a  'Noteholder') will  have  the right,  subject to certain exceptions, to require the Company to repurchase all  or any  portion of such Noteholder's Notes at 101% of the principal amount thereof, plus accrued but unpaid interest to the date  of such repurchase.
Ranking......................................  The  Notes will be subordinated to  all existing and future Senior
                                                 Indebtedness.  At   June   30,  1996,   the   Company's   Senior
                                                 Indebtedness  was  $150,000,000  and  the  indebtedness  of  the
                                                 Company's consolidated  subsidiaries,  to which  the  Notes  are
                                                 effectively   subordinated,   was   $21,939,000,   exclusive  of
                                                 Deposits. The  Notes will  rank pari  passu with  the  Company's
                                                 8  1/4% Senior Subordinated Notes due 2005 (the '8 1/4% Notes'),
                                                 of which,  at June  30, 1996,  $100,000,000 aggregate  principal amount  was  outstanding,  and  any 10  3/8%  Notes  that remain outstanding after completion of the  Tender Offer, of which,  at
                                                 June 30, 1996, $125,000,000 was outstanding. The Notes will rank
                                                 senior   to  the  Company's   5  1/4%  Convertible  Subordinated
                                                 Debentures  due  2003  (the  '5  1/4%  Debentures'),  of   which
                                                 $100,000,000  aggregate principal amount was outstanding at June
                                                 30, 1996. The Company may  not incur any indebtedness senior  to the Notes which is not Senior Indebtedness.

Listing......................................  Application will be made to list the Notes on the NYSE.
Use of Proceeds..............................  The  net proceeds to  the Company from  the sale of  the Notes are
                                                 estimated to be $         .  Such net proceeds  will be used  to
                                                 purchase 10 3/8% Notes tendered pursuant to the Tender Offer. If less  than all  of the outstanding  10 3/8%  Notes are purchased pursuant to  the  Tender  Offer,  the  Company  may  reduce  the aggregate  principal amount of Notes actually offered hereunder.
                                                 To the extent the net proceeds of the offering exceed the amount necessary to purchase the 10 3/8% Notes tendered pursuant to the
                                                 Tender Offer, such excess net proceeds will be used for  general corporate  purposes, which may  include the purchase  of 10 3/8%
                                                 Notes in the open market or in privately negotiated transactions or the  redemption  of  the  10  3/8%  Notes  (which  are  first redeemable  on  June 15,  1997  at a  price  of 104.5%  of their principal amount, plus accrued and  unpaid interest, if any,  to the  date of redemption) or for working capital, acquisitions or investment opportunities. See 'Use of Proceeds.'

                                  THE COMPANY

GENERAL

     The Company is a diversified financial services holding company principally engaged in personal and commercial lines of property and casualty insurance, life and health insurance, banking and lending and manufacturing. The Company concentrates on return on investment and cash flow to build long-term shareholder value, rather than emphasizing volume or market share. Additionally, the Company continuously evaluates the retention and disposition of its existing operations and investigates possible acquisitions of new businesses in order to maximize shareholder value.

     Shareholders' equity has grown to $1,102,402,000 at June 30, 1996 from a deficit of $7,657,000 at December 31, 1978 (prior to the acquisition of a controlling interest in the Company by the Company's Chairman and President), and book value per common share has grown to $18.28 at June 30, 1996 from negative $.11 at December 31, 1978. The Company's Chairman and President and their families currently beneficially own in the aggregate approximately 35% of the Company's outstanding Common Shares.

     The Company's principal operations are its insurance businesses, where it is a specialty markets provider of property and casualty and life insurance products to niche markets. The Company's principal personal lines insurance products are automobile insurance, homeowners insurance, graded benefit life insurance marketed primarily to the age 50-and-over population and variable annuity products. The Company's principal commercial lines are property and casualty products provided for multi-family residential real estate, retail establishments and taxicabs and other livery vehicles in the New York metropolitan area. For the year ended December 31, 1995, the Company's insurance segments contributed 78% of total revenues and, at December 31, 1995, constituted 77% of consolidated assets.

     The property and casualty insurance industry, which is highly regulated and competitive, has historically been cyclical in nature, with periods of less intense price competition and high underwriting standards generating significant profits, followed by periods of increased price competition and lower underwriting standards resulting in reduced profitability or loss. The current cycle of intense price competition has continued for a longer period than in the past, suggesting that the significant infusion of capital into the industry in recent years, coupled with larger investment returns has been, and may continue to be, a depressing influence on policy rates. As indicated in the Selected Financial Data included herein, the statutory combined ratios for the Company's property and casualty business have been better than the industry averages for each of the past five years. This has been due, in part, to the low expense ratios of the Company's insurance subsidiaries.

     The Company's insurance subsidiaries have a diversified investment portfolio of securities, substantially all of which are issued or guaranteed by the U.S. Treasury or by U.S. governmental agencies or are rated 'investment grade' by Moody's Investors Service Inc. ('Moody's') and/or Standard & Poor's Corporation ('S&P'). Investments in mortgage loans, real estate and non-investment grade securities represented 2.5% of the insurance subsidiaries' portfolio at December 31, 1995.

     The Company's banking and lending operations principally consist of making instalment loans to niche markets primarily funded by Deposits insured by the Federal Deposit Insurance Company. One of the Company's principal lending activities is providing automobile loans to individuals with poor credit histories. The Company's manufacturing operations primarily manufacture products for the 'do-it-yourself' home improvement market and for industrial markets.

     At December 31, 1995, the Company had minimum tax loss carryforwards of approximately $141,600,000. The amount and availability of the tax loss carryforwards are subject to certain qualifications, limitations and uncertainties as more fully discussed in Note 14 of Notes to Consolidated Financial Statements contained in the Annual Report.

RECENT DEVELOPMENTS

     On September 16, 1996, the Company commenced the Tender Offer to purchase for cash all of the outstanding $125,000,000 aggregate principal amount of the 10 3/8% Notes at a price of $1,070 per $1,000 principal amount, plus accrued interest thereon to, but not including the payment date therefor. The Tender Offer is conditioned upon, among other conditions, the consummation of this offering and the valid tender (without withdrawal) of not less than 80% of the outstanding principal amount of the 10 3/8% Notes, and will be funded by the application of the net proceeds from this offering, which is intended to replace the indebtedness represented by the 10 3/8% Notes with indebtedness bearing interest at a lower rate and maturing at a later date.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Notes are estimated to
be  $              . Such  net proceeds will  be used to  purchase 10 3/8% Notes tendered pursuant to the Tender Offer, of which $125,000,000 aggregate principal amount is outstanding. If less than all of the outstanding 10 3/8% Notes are purchased pursuant to the Tender Offer, the Company may reduce the aggregate principal amount of Notes actually offered hereunder. To the extent the net proceeds of the offering exceed the amount necessary to purchase the 10 3/8% Notes tendered pursuant to the Tender Offer, such excess net proceeds will be used for general corporate purposes, which may include the purchase of 10 3/8% Notes in the open market or in privately negotiated transactions or the redemption of the 10 3/8% Notes (which are first redeemable on June 15, 1997 at a price of 104.5% of their principal amount, plus accrued and unpaid interest, if any, to the date of redemption) or for working capital, acquisitions or investment opportunities. The stated maturity of the 10 3/8% Notes is June 15, 2002. Except as otherwise publicly disclosed, the Company has no material arrangement, commitment or understanding with respect to any acquisition or investment opportunity. Pending such uses, the proceeds will be invested in short-term investment grade obligations.

                                 CAPITALIZATION

     The following table sets forth the (unaudited) consolidated capitalization of the Company at June 30, 1996, and as adjusted to give effect to the sale of the Notes and the use of the net proceeds therefrom to purchase all outstanding 10 3/8% Notes pursuant to the Tender Offer.

                                                                                                           AS
                                                                                           ACTUAL       ADJUSTED
                                                                                         ----------    ----------
                                                                                              (IN THOUSANDS)

Long-term debt (a):
     Revolving bank credit agreement borrowings.......................................   $   --        $   --
     Term loans with banks, due in 1999...............................................       50,000        50,000
     7 3/4% Senior Notes due 2013, less debt discount of $856.........................       99,144        99,144
     Industrial revenue bonds.........................................................        5,600         5,600
     Other senior debt................................................................       16,339        16,339
        % Senior Subordinated Notes due 2006..........................................       --           135,000
     8 1/4% Senior Subordinated Notes due 2005........................................      100,000       100,000
     10 3/8% Senior Subordinated Notes due 2002, less debt
       discount of $559...............................................................      124,441        --
     5 1/4% Convertible Subordinated Debentures due 2003..............................      100,000       100,000
                                                                                         ----------    ----------
          Total long-term debt, including current maturities..........................      495,524       506,083
                                                                                         ----------    ----------
Shareholders' Equity (b):
     Common shares, par value $1 per share, authorized 150,000,000 shares; 60,316,825
      shares issued and outstanding, after deducting shares held in treasury..........       60,317        60,317
     Additional paid-in capital.......................................................      160,506       160,506
     Net unrealized (loss) on investments.............................................       (8,522)       (8,522)
     Retained earnings................................................................      890,101       881,796(c)
                                                                                         ----------    ----------
          Total shareholders' equity..................................................    1,102,402     1,094,097
                                                                                         ----------    ----------
               Total..................................................................   $1,597,926    $1,600,180
                                                                                         ----------    ----------
                                                                                         ----------    ----------

- ------------

 (a) Excludes Deposits of approximately $211,020,000. For information with respect to interest rates, maturities, priorities and restrictions related to outstanding long-term debt and the Notes, see Note 10 of Notes to Consolidated Financial Statements contained in the Annual Report and 'Description of Notes,' respectively.

 (b) For information with respect to stock options and contingent obligations, see Notes 11 and 17 of Notes to Consolidated Financial Statements contained in the Annual Report.

 (c) Reflects a $8,305,000 extraordinary loss, net of taxes, related to the early extinguishment of the 10 3/8% Notes pursuant to the Tender Offer.

                            SELECTED FINANCIAL DATA

     The selected financial data set forth below has been derived from and should be read in conjunction with the audited financial statements and other financial information contained in the Annual Report and with the unaudited financial statements contained in the Second Quarter 10-Q, which are incorporated by reference in this Prospectus.

                                    SIX MONTHS
                                  ENDED JUNE 30,                                YEAR ENDED DECEMBER 31,
                               ---------------------     ----------------------------------------------------------------------
                                 1996         1995          1995           1994           1993           1992           1991
                               --------     --------     ----------     ----------     ----------     ----------     ----------
                                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND RATIOS)
SELECTED INCOME STATEMENT
  DATA:(a)
  Revenues.................    $763,139     $737,445     $1,558,314     $1,384,385     $1,408,058     $1,573,015     $1,086,748
  Net securities gains
    (losses)...............      11,575         (228)        20,027        (12,004)        51,923         51,778         50,391
  Interest expense(b)......      27,282       24,405         52,871         44,003         39,465         38,507         36,925
  Insurance losses, policy
    benefits and
    amortization of
    deferred acquisition
    costs..................     486,284      452,428        942,803        819,010        789,752        896,673        558,127
  Income before income
    taxes and cumulative
    effects of changes in
    accounting
    principles.............      40,422       47,703        132,182        100,318        176,868        143,553         95,030
  Income before cumulative
    effects of changes in
    accounting
    principles(c)..........      28,774       33,732        107,503         70,836        116,259        130,607         94,830
  Cumulative effects of
    changes in accounting
    principles.............          --           --             --             --        129,195             --             --
  Net income...............      28,774       33,732        107,503         70,836        245,454        130,607         94,830
  Ratio of earnings to
    fixed charges:(d)
    Excluding interest on
      Deposits.............       2.89x        3.20x          3.84x          3.49x          5.80x          5.24x          4.54x
    Including interest on
      Deposits.............       2.50x        2.75x          3.26x          3.08x          4.86x          4.14x          3.27x
  Per share:
  Primary earnings per
    common and dilutive
    common equivalent
    share:
    Income before
      cumulative effects of
      changes in accounting
      principles...........        $.48         $.58          $1.81          $1.22          $1.98          $2.67          $2.00
    Cumulative effects of
      changes in accounting
      principles...........          --           --             --             --           2.21             --             --
                                  -----         -----         -----          -----          -----          -----          -----
      Net income...........        $.48         $.58          $1.81          $1.22          $4.19          $2.67          $2.00
                                  -----         -----         -----          -----          -----          -----          -----
                                  -----         -----         -----          -----          -----          -----          -----
  Fully diluted earnings
    per common share:
    Income before
      cumulative effects of
      changes in accounting
      principles...........        $.48         $.57          $1.77          $1.21          $1.94          $2.66          $1.98
    Cumulative effects of
      changes in accounting
      principles...........          --           --             --             --           2.10             --             --
                                  -----         -----         -----          -----          -----          -----          -----
      Net income...........        $.48         $.57          $1.77          $1.21          $4.04          $2.66          $1.98
                                  -----         -----         -----          -----          -----          -----          -----
                                  -----         -----         -----          -----          -----          -----          -----
  Number of shares used in
    calculation:
    Primary................      60,569       58,587         59,271         58,202         58,539         48,870         47,409
    Fully Diluted..........      60,569       62,140         62,807         61,715         61,486         49,032         47,835

- ------------

Footnotes on following page.

                              AT JUNE 30,                             AT DECEMBER 31,
                              -----------    ------------------------------------------------------------------
                                 1996           1995          1994          1993          1992          1991
                              -----------    ----------    ----------    ----------    ----------    ----------
                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
SELECTED BALANCE SHEET
  DATA:(a)
  Cash and investments.....   $3,055,323     $3,146,639    $2,764,890    $2,989,384    $3,371,624    $3,627,542
  Total assets.............    5,150,133      5,107,874     4,674,046     4,689,272     4,330,580     4,590,096
  Debt, including current
    maturities.............      495,524        520,862       425,848       401,335       225,588       220,728
  Customer banking
    deposits...............      211,020        203,061       179,888       173,365       186,339       194,862
  Common shareholders'
    equity.................    1,102,402      1,111,491       881,815       907,856       618,161       365,495
  Book value per Common
    Share..................       $18.28         $18.47        $15.72        $16.27        $11.06         $7.95

                                 SIX MONTHS
                               ENDED JUNE 30,                 YEAR ENDED DECEMBER 31,
                               ---------------     ---------------------------------------------
                               1996      1995      1995      1994      1993      1992      1991
                               -----     -----     -----     -----     -----     -----     -----
SELECTED INFORMATION ON
  PROPERTY
  AND CASUALTY INSURANCE
  OPERATIONS
  (Unaudited):(a)(e)(f)
  GAAP Combined Ratio......    104.5%    102.2%    103.5%     99.1%     96.9%    101.7%    102.1%
  SAP Combined Ratio.......    100.5%     99.4%    101.2%     98.8%     93.7%    102.8%    103.3%
  Industry SAP Combined
    Ratio(g)...............      N/A     106.3%    106.4%    108.4%    106.9%    115.7%    108.8%
  Premium to Surplus
    Ratio(h)...............      N/A       N/A       1.8x      1.9x      1.6x      2.0x      2.2x

- ------------
 (a) Data includes acquired companies from date of acquisition.

 (b) Includes interest on customer banking deposits of $12,034,000, $8,304,000, $9,001,000, $11,954,000 and $15,138,000 for the years ended December 31,
     1995,   1994,  1993,  1992  and  1991,  respectively,  and  $6,322,000  and
     $5,680,000 for the six month periods ended June 30, 1996 and 1995, respectively.

 (c) The provision for income taxes for the years ended December 31, 1995, 1994 and 1993 and for the six month periods ended June 30, 1996 and 1995 were calculated under Statement of Financial Accounting Standards No. 109, 'Accounting for Income Taxes,' which does not reflect the benefit from utilization of tax loss carryforwards. The provision for income taxes for the years ended December 31, 1992 and 1991 have been reduced for the benefit from utilization of tax loss carryforwards.

 (d) For purposes of computing these ratios, earnings represent consolidated pre-tax income before cumulative effects of changes in accounting principles and equity in undistributed earnings or loss of less than 50% owned companies, plus 'fixed charges.' Fixed charges excluding interest on Deposits include interest expense (other than on Deposits), the portion of net rental expense representative of the interest factor and amortization of debt expense. Fixed charges including interest on Deposits include all interest expense, the portion of net rental expense representative of the interest factor and amortization of debt expense.

 (e) Combined Ratios and the Premium to Surplus Ratios include both Colonial Penn Group, Inc. and its subsidiaries for the relevant periods since August 16, 1991 and Empire Insurance Company.

 (f) The Combined Ratio is the sum of the Loss Ratio and the Underwriting Expense Ratio determined in accordance with generally accepted accounting principles or statutory accounting principles ('SAP'), as the case may be. The Loss Ratio is the ratio of incurred losses and loss adjustment expenses to net premiums earned. The Expense Ratio is the ratio of underwriting expenses (policy acquisition costs, commissions and a portion of administrative, general and other expenses attributable to underwriting operations) to net premiums written, if determined in accordance with SAP, or to net premiums earned, if determined in accordance with generally accepted accounting principles. A Combined Ratio under 100% indicates an underwriting profit and a Combined Ratio above 100% indicates an underwriting loss. The Combined Ratio does not include the effect of investment income. Certain accident and health insurance business, which is included in the statutory results of operations of the property and casualty insurance segment and is reflected in the SAP Combined Ratio, is reported in the life insurance segment for financial reporting purposes and therefore is not included in the GAAP Combined Ratios reflected herein. For the six month periods ended June 30, 1996 and 1995, the difference between the GAAP Combined Ratio and the SAP Combined Ratio principally reflects adjustments to SAP reinsurance reserves and, in 1996, the accounting for certain expenses which are treated differently under SAP and generally accepted accounting principles. For 1995, a change in the statutory accounting treatment for retrospectively rated reinsurance agreements was the principal reason for the difference between the GAAP Combined Ratio and the SAP Combined Ratio. For 1993, the difference in the treatment of costs for generally accepted accounting principles and SAP purposes was a principal reason for the difference between the GAAP Combined Ratio and the SAP Combined Ratio. For 1992, the results of certain accident and health insurance business had a non-recurring income item which reduced the SAP Combined Ratio. In addition, in 1992, certain income credits were recognized only for generally accepted accounting principles purposes.

 (g) Source: Best's Aggregate & Averages, Property/Casualty, 1996 edition, with respect to annual information for 1991 through 1995, and Best Week P/C Supplement, September 18, 1995 Release 12, with respect to interim information for 1995. Industry Combined Ratios may not be fully comparable as a result of, among other things, differences in geographical concentration and in the mix of property and casualty insurance products.

 (h) The Premium to Surplus Ratio was calculated by dividing statutory property and casualty insurance premiums written by statutory capital at the end of the year.
                                       9

                              DESCRIPTION OF NOTES

     The  Notes  are  to  be  issued  under  an  Indenture  to  be  dated  as of
               , 1996, between the Company and                , as Trustee  (the
'Trustee').

     The statements herein relating to the Notes and the Indenture are summaries and make use of defined terms in the Indenture, which are incorporated herein by reference, and are qualified in their entirety by express reference to the Indenture, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

GENERAL

     The  Notes will bear interest  from the date of  original issue at the rate
shown on the  cover page  of this  Prospectus, payable  on                   and
            in  each year to the Noteholders of  record at the close of business
on the             and              immediately preceding such interest  payment
date,  commencing               , 1997. The Notes will be due  on              ,
2006, will be issued only in denominations of $1,000 and integral multiples of $1,000, and will be general unsecured obligations of the Company. The Indenture authorizes an aggregate principal amount of $135,000,000 of the Notes.

OPTIONAL REDEMPTION

     The Notes are not redeemable at the option of the Company prior to maturity.

SINKING FUND

     The Notes are not subject to sinking fund payments.

SUBORDINATION OF NOTES

     The payment of all Obligations with respect to the Notes will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Indebtedness (as defined in the Indenture) of the Company whether outstanding on the date of the Indenture or thereafter created, incurred, assumed or guaranteed. Upon (a) the maturity of Senior Indebtedness by lapse of time, acceleration or otherwise or (b) any distribution of the assets of the Company upon any dissolution, winding up, liquidation or reorganization of the Company, the holders of Senior Indebtedness will be entitled to receive payment in full before the Noteholders are entitled to receive any payment. In addition, the Indenture will provide that no payments in respect of any Obligations with respect to the Notes may be made if (i) any payment default on any Senior Indebtedness shall have occurred or (ii) any other default under any Senior Indebtedness shall have occurred which would permit the holders thereof to accelerate such Indebtedness and the Company shall have received notice of such default, unless, in the case of clauses (i) or (ii), such default shall have been cured or waived; provided, that (a) payments on the Notes may resume in the case of any default described in clause (ii) on the date which is 179 days after the giving of such notice (provided there is not then a default under clause (i)) and (b) in no event shall such payment blockage be applicable for more than 179 days in each 360-day period. If in any of the situations referred to in clause (i) or (ii) above a payment is made to the Trustee or to Noteholders before all Senior Indebtedness has been paid in full or provision has been made for such payment, the payment to the Trustee or Noteholders must be paid over to the holders of the Senior Indebtedness.

     The Indenture defines 'Senior Indebtedness' to mean all Obligations of the Company with respect to the following, whether outstanding at the date of original execution of the Indenture or thereafter incurred, created or assumed:
(a) indebtedness of the Company for money borrowed, including, without limitation, indebtedness of the Company for money borrowed which is evidenced by notes, debentures, bonds or other securities issued under the provisions of an indenture or other instrument, and also including indebtedness represented by Purchase Money Obligations (as defined), but only to the extent such indebtedness is enforceable by a money judgment; (b) guarantees or assumptions by the Company of indebtedness of others of any of the kinds described in the preceding clause (a); and (c) renewals, extensions and refundings of, and indebtedness of a successor corporation issued in exchange for or in replacement of, indebtedness, guarantees and assumptions of the kinds described in the preceding clauses (a) or (b), unless, in the case of any particular indebtedness, obligation, guarantee, assumption, renewal, extension or refunding, the instrument creating or evidencing the same expressly provides that such indebtedness, obligation, guarantee, assumption, renewal, extension or refunding is not superior in right of payment to the Notes; provided, that Senior Indebtedness shall not be deemed to include (i) any indebtedness of the Company to any Subsidiary, (ii) any liability for taxes, (iii) any amounts payable or other liabilities to trade creditors arising in the ordinary course of business, (iv) any indebtedness which is subordinate or junior by its terms to any other indebtedness of the Company, (v) the 8 1/4% Notes, (vi) the 10 3/8% Notes or (vii) the 5 1/4% Debentures. At June 30, 1996, the amount of outstanding Senior Indebtedness of the Company was $150,000,000 and the amount of indebtedness of Subsidiaries of the Company, to which the Notes are effectively subordinated, was $21,939,000, exclusive of $211,020,000 of Deposits. The Indenture will provide that no indebtedness of the Company shall be senior in right of payment to the Notes unless such indebtedness is pari passu in right of payment with the Company's other Senior Indebtedness.

     'Obligations' means any principal, interest, penalties, fees, indemnities and other obligations and liabilities payable under the documentation governing the applicable Indebtedness.

     By reason of such subordination, in the event of insolvency, general creditors of the Company may recover less, ratably, than holders of Senior Indebtedness and may recover more, ratably, than Noteholders or holders of other subordinated indebtedness of the Company.

     The Notes will rank senior in right of payment to the 5 1/4% Debentures and pari passu with the 8 1/4% Notes and any 10 3/8% Notes that remain outstanding.

CERTAIN COVENANTS

     The Indenture will contain the following covenants:

     Restriction on Incurrence of Indebtedness by the Company and on Incurrence of Indebtedness and Issuance of Preferred Stock by Its Subsidiaries. The Company shall not, and shall not permit any Subsidiary to, create, incur, assume or guarantee the payment of any Indebtedness, and shall not permit any of its Subsidiaries to issue any Preferred Stock, if, at the time of such event and after giving effect thereto on a pro forma basis, the Company's ratio of Consolidated Debt to Consolidated Tangible Net Worth, as of the most recent date for which consolidated financial statements are available and adjusted for the incurrence of all Indebtedness and the issuance of all Preferred Stock by Subsidiaries (other than Permitted Indebtedness) since that date, would be greater than 1.75 to 1. This restriction shall not preclude the incurrence of Permitted Indebtedness.

     'Consolidated Debt' means, on any date, the sum of (i) total Indebtedness of the Company and its Subsidiaries, at such date, determined in accordance with generally accepted accounting principles as in effect on December 31, 1995 ('GAAP') on a consolidated basis, and (ii) the aggregate liquidation preference of all Preferred Stock of Subsidiaries of the Company, at such date, other than Preferred Stock to the extent held by the Company and its Subsidiaries; provided, that Consolidated Debt shall not include Permitted Indebtedness.

     'Indebtedness' of any Person means (i) any liability of such Person (a) for borrowed money, (b) evidenced by a note, debenture or similar instrument (including a Purchase Money Obligation or deferred payment obligation) given in connection with the acquisition of any property or assets (other than inventory or similar property acquired in the ordinary course of business), including securities, (c) for the payment of a Capitalized Lease Obligation of such Person or (d) with respect to the reimbursement of any letter of credit, banker's acceptance or similar credit transaction (other than trade letters of credit issued in the ordinary course of business; provided, that the failure to make prompt reimbursement of any trade letter of credit shall be deemed to be the incurrence of Indebtedness); and (ii) any guarantee by such Person of any liability of others described in clause (i) above or any obligation of such Person with respect to any liability of others described in clause (i) above. Indebtedness shall not include Deposits.

     'Permitted Indebtedness' means (i) any Indebtedness of the Company and its Subsidiaries outstanding on the date of the Indenture, or any refinancing or replacement thereof; provided, that the aggregate amount of such Indebtedness is not increased, (ii) Acquired Indebtedness, (iii) Preferred Stock of Subsidiaries held by the Company or its Subsidiaries (it being understood that the sale of such Preferred Stock by the Company or such Subsidiary to any Person other than the Company or a Subsidiary of the Company or such Subsidiary no longer being a Subsidiary shall be deemed the issuance of Preferred Stock for purposes of the above test) and (iv) intercompany Indebtedness.

     'Acquired Indebtedness' means Indebtedness or Preferred Stock of a Person either (i) existing at the time such Person becomes a Subsidiary, (ii) assumed in connection with the acquisition of assets of such Person or (iii) any refinancing or replacement by such Person of such Indebtedness or Preferred Stock; provided, that the aggregate amount of such Indebtedness or Preferred Stock then outstanding is not increased. Acquired Indebtedness shall not include
(x) any such Indebtedness created or Preferred Stock issued in anticipation of such Person becoming a Subsidiary (other than a refinancing or replacement of Indebtedness or Preferred Stock of such Person, which original Indebtedness or Preferred Stock was not incurred or issued in anticipation of such Person becoming a Subsidiary), or (y) any Indebtedness or Preferred Stock that is recourse to the Company or any Subsidiary or any of their respective assets, other than to such Person and its Subsidiaries and their respective assets.

     Restriction on Investments by Insurance Subsidiaries. The Indenture will provide that the Company shall not permit any Subsidiary which is an insurance company to make, directly or indirectly, any Investment other than in Investment Grade Securities if, after giving effect thereto at the time of such Investment, less than 80% of the aggregate Investments of such insurance company would consist of Investment Grade Securities, valuing Investments for purposes of this restriction at original cost. The foregoing restriction shall not (i) apply to Investments in the Company or any Subsidiary of the Company, (ii) prevent the Company or its Subsidiaries from acquiring the Capital Stock of, or all or substantially all of the assets of, an insurance company or (iii) apply to securities issued in a restructuring or exchange offer or similar transaction offered generally to all holders of another security then held by such Subsidiary.

     'Investment Grade Securities' means (i) securities having any of the following ratings: at least BBB- or the equivalent thereof by S&P or at least Baa3 or the equivalent thereof by Moody's or at least BBB- or the equivalent thereof by Duff & Phelps Inc. ('Duff & Phelps') or (ii) cash or Cash Equivalents.

     'Cash Equivalents' shall mean (i) securities issued or directly and fully guaranteed or insured by the United States or any agency or instrumentality thereof, (ii) U.S. dollar denominated time deposits, certificates of deposit, eurodollar time deposits, eurodollar certificates of deposit and bankers acceptances of any domestic commercial bank of recognized standing having capital and surplus in excess of $500 million, (iii) commercial paper having a rating from S&P of at least A-2 or the equivalent thereof or from Moody's of at least P-2 or the equivalent thereof or from Duff & Phelps of at least D-2 or the equivalent thereof and maturing within nine months from the date of acquisition, and (iv) tax-exempt commercial paper of United States municipal, state or local governments rated at least A-2 or the equivalent thereof by S&P or at least P-2 or the equivalent thereof by Moody's or at least D-2 or the equivalent thereof by Duff & Phelps and maturing within nine months from the date of acquisition.

     Restricted Payments and Restricted Investments. The Company shall not, and shall not permit any Subsidiary to, make, directly or indirectly, any Restricted Payment or Restricted Investment if, immediately after giving effect to such Restricted Payment or Restricted Investment, as the case may be: (a) a Default or Event of Default under the Indenture shall have occurred and be continuing,
(b) the Company's Consolidated Tangible Net Worth would be less than $250 million, (c) the Company would not be permitted to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the covenant contained under 'Restriction on Incurrence of Indebtedness by the Company and on Incurrence of Indebtedness and Issuance of Preferred Stock by its Subsidiaries' above or (d) the sum of (x) the aggregate amount expended for all Restricted Payments subsequent to March 31, 1992 and (y) the aggregate amount of Restricted Investments made subsequent to March 31, 1992 and then outstanding reduced by any write down of any such Restricted Investment to the extent that such write down otherwise reduced Consolidated Net Income (the amount so expended for a Restricted Payment or a Restricted Investment, if other than in cash, to be determined by the Board of Directors of the Company, whose
determination    shall    be    conclusive   and    evidenced    by    a   Board

Resolution) would exceed the sum of (1) $35 million, (2) 50% of the aggregate Consolidated Net Income of the Company (or minus 100% of the aggregate Consolidated Net Loss of the Company) accrued on a cumulative basis subsequent to March 31, 1992, and (3) the aggregate net proceeds, including the fair value of property other than cash (as determined by the Board of Directors of the Company, whose determination shall be conclusive and evidenced by a Board Resolution), received by the Company in respect of the issue or sale subsequent to March 31, 1992 of (i) any shares of Capital Stock of the Company, or (ii) any Indebtedness of the Company to the extent converted into or exchanged for Capital Stock of the Company subsequent to March 31, 1992. The foregoing restrictions shall not prevent (x) the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at such date of declaration such payment complied with the foregoing provisions, or (y) the retirement of any shares of the Company's Capital Stock by exchange for, or upon conversion of, or out of the proceeds of the substantially concurrent sale (other than to a Subsidiary) of, other shares of the Capital Stock of the Company, and neither such retirement, exchange or conversion nor the proceeds of any such sale shall be included in any computation made above. At June 30, 1996, the amount available for Restricted Payments and Restricted Investments was approximately 38% of the Company's total shareholders' equity at that date. On the first day on which the aggregate Restricted Payments and Restricted Investments exceed by $100 million (calculated on the date of payment or investment) the amount of Restricted Payments and Restricted Investments that could otherwise be made pursuant to this paragraph if gains on sales of segments, businesses or major lines of business, net of losses on such sales (whether sold as assets or stock), had been excluded from the definition of 'Consolidated Net Income,' then each Noteholder shall have the right, at such Noteholder's option, to require the Company to purchase all or any portion (in integral multiples of $1,000) of such Noteholder's Notes at 101% of the principal amount thereof, plus accrued interest; provided, that the Company will not be obligated to purchase any of such Notes unless Noteholders holding at least 10% of the Notes outstanding at the date of such Restricted Payment or Restricted Investment (other than Notes held by the Company and its Affiliates) shall have tendered their Notes for repurchase. The mechanics, timing and other terms of the offer will be substantially the same as those with respect to a 'Change of Control,' as described below.

     'Consolidated Net Income' and 'Consolidated Net Loss' mean, for any period, the net income or loss, as the case may be, of the Company and its Subsidiaries for such period determined on a consolidated basis in accordance with GAAP (provided, that, for periods ended prior to January 1, 1995, Consolidated Net Income shall mean the reported income before cumulative effects of changes in accounting principles of the Company and its Subsidiaries); provided, that there shall be excluded therefrom (to the extent otherwise included therein) (i) the net income (or net loss) of any Person that is not the Company or a Subsidiary of the Company, except net income of such Person may be included to the extent of the amount of dividends or other distributions actually paid or made to the Company or any of its Subsidiaries by such other Person during such period, (ii) except to the extent includible pursuant to the foregoing clause (i), the net income (or net loss) of any other Person accrued prior to the date it becomes a Subsidiary of the Company or is merged into or consolidated with the Company or any of its Subsidiaries or such other Person's assets are acquired by the Company or any of its Subsidiaries, (iii) all extraordinary gains, to the extent they exceed extraordinary losses, in each case, determined in accordance with GAAP and (iv) all gains or losses resulting from the effect of any accounting change.

     'Consolidated Tangible Net Worth' with respect to the Company means, as of any date, the total shareholders' equity of the Company determined in accordance with GAAP less (a) (to the extent not otherwise deducted from total shareholders' equity at such date) the amount of Restricted Investments of the Company and its Subsidiaries outstanding on such date and (b) any and all goodwill and other intangible assets reflected on the consolidated balance sheet of the Company as of such date. Deferred policy acquisition costs ('DPAC') and that portion of the value of insurance in force resulting from an acquisition and equivalent to the amount of DPAC of the acquired entity outstanding immediately prior to such acquisition shall not be deemed goodwill or other intangible assets for purposes of determining Consolidated Tangible Net Worth.

     'Restricted  Investment'  means,  with  respect  to  the  Company  or   any
Subsidiary of the Company, an Investment by such Person in an Affiliate of the Company (other than (x) in the Company or a

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
Subsidiary of the Company or (y) in a Person that is an Affiliate of the Company solely because of (i) the ownership of securities of such Person by the Company or its Subsidiaries, (ii) contractual arrangements between the Company and its Subsidiaries and such Person or (iii) a combination of (i) and (ii)).

     'Restricted Payment' means (i) the declaration or making of any dividend or of any other payment or distribution on or with respect to the Company's Capital Stock (other than dividends, payments or distributions payable solely in shares of the Company's Capital Stock), (ii) any payment on account of the purchase, redemption, retirement or other acquisition for value of the Company's Capital Stock; provided, that so long as there shall not be a Default or Event of Default under the Indenture any payment to the estate of Ian M. Cumming or Joseph S. Steinberg (or any trustee or other legal representative on behalf of the legatees or heirs of such Persons) on account of the repurchase or redemption of Voting Stock owned by such estates (or trustees or legal representatives), solely from the net proceeds of any life insurance maintained by the Company on either of such Persons, shall not be a Restricted Payment and
(iii) the declaration or making of any dividend or any other payment or distribution with respect to the Capital Stock of any Subsidiary of the Company and any payment on account of the purchase, redemption, retirement or other acquisition for value of the Capital Stock of any Subsidiary of the Company but, with respect to this clause (iii), only to the extent such dividend, payment or distribution is received by an Affiliate of the Company (other than (x) the Company or a Subsidiary of the Company or (y) a Person that is an Affiliate of the Company solely because of (A) the ownership of securities of such Person by the Company or its Subsidiaries, (B) contractual arrangements between the Company and its Subsidiaries and such Person or (C) a combination of (A) and
(B)).

     Maintenance of Consolidated Tangible Net Worth. The Company is required to furnish the Trustee with an Officers' Certificate within 55 days after the end of any fiscal quarter (100 days after the end of any fiscal year) notifying the Trustee that the Company's Consolidated Tangible Net Worth has declined below the Minimum Tangible Net Worth at the end of any fiscal quarter in which the Company's Consolidated Tangible Net Worth has so declined. If, on the last day of each of any two consecutive fiscal quarters (the last day of the second fiscal quarter being referred to herein as a 'Deficiency Date'), the Company's Consolidated Tangible Net Worth is less than the Minimum Tangible Net Worth, then the Company is required, no later than 65 days after each such Deficiency Date (110 days if such Deficiency Date is the last day of the Company's fiscal year), to make an offer to all Noteholders to purchase (an 'Offer') 10% of the aggregate principal amount of the Notes originally issued (the 'Offer Amount') at a purchase price of 100% of the principal amount of the Notes, plus accrued interest to the date of purchase. The Offer is required to remain open for a period of 20 business days following its commencement (unless required to remain open for a longer period by applicable law) and the Company is required to purchase the Offer Amount of the Notes on a designated date no later than five business days after the termination of the Offer or, if less than the Offer Amount has been tendered, all Notes then tendered; provided, however, that the Company will not be obligated to purchase any of such Notes unless Noteholders holding at least 10% of the Offer Amount of Notes shall have tendered and not subsequently withdrawn their Notes for repurchase. If the aggregate principal amount of Notes tendered to the Company exceeds the Offer Amount, the Company is required to purchase the Notes tendered to it pro rata among the Notes tendered (with such adjustments as may be appropriate so that only Notes in denominations of $1,000 and integral multiples thereof shall be purchased). The Company will comply with all applicable Federal and state securities laws in connection with each Offer. In no event will the failure of the Company's Consolidated Tangible Net Worth to equal or exceed the Minimum Tangible Net Worth at the end of any fiscal quarter be counted toward the making of more than one Offer. The Company may reduce the principal amount of Notes to be purchased pursuant to the Offer by subtracting 100% of the principal amount of Notes acquired by the Company subsequent to the Deficiency Date through purchase or exchange and surrendered for cancellation. The Company, however, may not credit Notes that have been previously used as a credit against any obligation to repurchase Notes pursuant to this provision, pursuant to a Change of Control offer or pursuant to the repurchase obligation described under 'Restricted Payments and Restricted Investments.'

     'Minimum Tangible Net Worth' means $250 million.

     Limitation on Payment Restrictions Affecting Subsidiaries. The Company shall not, and shall not permit any Subsidiary to, directly or indirectly, create or otherwise cause to exist or become effective any encumbrance or restriction on the ability of any Subsidiary to (a) pay dividends or make any other distributions on its Capital Stock or any other interest or participation in, or measured by, its profits, owned by the Company or any Subsidiary, or pay any Indebtedness owed to the Company or any Subsidiary, (b) make loans or advances to the Company or any Subsidiary or (c) transfer any of its properties or assets to the Company, except for such encumbrances or restrictions existing under or by reasons of (i) applicable law, (ii) the Indenture, (iii) customary provisions restricting subletting or assignment of any lease governing a leasehold interest of the Company or any Subsidiary, (iv) any instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than such Person and its Subsidiaries, or the property or assets of such Person and its Subsidiaries, so acquired, (v) Indebtedness existing on the date of the Indenture and any refinancing of such existing Indebtedness so long as the terms and conditions of any such refinancing agreements are no less favorable to the Company than those contained in the agreements governing the Indebtedness being refinanced or (vi) other Indebtedness; provided, that the Board of Directors of the Company shall have concluded, in good faith, that the terms thereof do not have a materially adverse effect on the Company, on a stand-alone basis, or the Company's ability, on a stand-alone basis, to meet its obligations.

     Limitation on Issuance of Other Subordinated Debt. The Company shall not issue, assume, guarantee, incur or otherwise become liable, directly or indirectly, for any Indebtedness subordinate or junior in ranking in any respect to any Senior Indebtedness but senior in right of payment to the Notes.

REPURCHASE AT OPTION OF HOLDERS UPON A CHANGE OF CONTROL

     In the event of any Change of Control, each Noteholder shall have the right, at such Noteholder's option, to require the Company to purchase all or any portion (in integral multiples of $1,000) of such Noteholder's Notes on the date (the 'Change of Control Payment Date') which is 20 business days after the date the Change of Control Notice (as defined below) is mailed (or such later date as is required by applicable law) at 101% of the principal amount thereof, plus accrued interest to the Change of Control Payment Date; provided, that the Company will not be obligated to purchase any of such Notes unless Noteholders holding at least 10% of the Notes outstanding at the Change of Control Payment Date (other than Notes held by the Company and its Affiliates) shall have tendered their Notes for repurchase. In addition, in the event of any Change of Control, the Company will not, and will not permit any of its Subsidiaries to, purchase or redeem any Indebtedness ranking junior to the Notes pursuant to any analogous provisions prior to the Change of Control Payment Date.

     The Company is obligated to send to all Noteholders, within five business days after the occurrence of each Change of Control, a notice of the occurrence of such Change of Control (the 'Change of Control Notice'), specifying a date by which a Noteholder must notify the Company of such Noteholder's intention to exercise the repurchase right and describing the procedure that such Noteholder must follow to exercise such right. The Company is required to deliver a copy of such notice to the Trustee and to cause a copy of such notice to be published in a daily newspaper of national circulation. To exercise the repurchase right, the Noteholder must deliver, on or before the fifth calendar day prior to the Change of Control Payment Date, written notice (which shall be irrevocable, except as provided below) to the Company (or an agent designated by the Company for such purpose) of the Noteholder's exercise of such right, together with (i) the Note or Notes with respect to which the right is being exercised, duly endorsed for transfer with the form entitled 'Option of Holder to Elect Purchase' on the reverse of the Note completed, and (ii) if the Change of Control Payment Date falls between any record date for the payment of interest on the Notes and the next succeeding interest payment date, an amount equal to the interest which the Noteholder is entitled to receive on such interest payment date. The Company will comply with all applicable Federal and state securities laws in connection with each Change of Control Notice.

     A 'Change of Control' shall be deemed to occur if (i) the Company has any other Indebtedness outstanding (other than Indebtedness under a bank credit agreement or similar bank financing) which provides for a Change of Control (as defined in the instrument governing such Indebtedness) if Ian M.

Cumming, Chairman of the Board of the Company, or Joseph S. Steinberg, President of the Company, ceases to beneficially own, in the aggregate, a certain percentage of the outstanding Common Shares, which percentage ownership requirement is in excess of 10%, and a Change of Control (as defined in the instrument governing such Indebtedness) occurs under such Indebtedness or (ii) at any time when the Company does not have any other Indebtedness outstanding of the type referred to in clause (i), Ian M. Cumming or Joseph S. Steinberg, individually or in the aggregate, sells, transfers or otherwise disposes of (a 'Disposition'), after the date of the Indenture, Common Shares so that, after giving effect thereto, the sole beneficial ownership of outstanding Common Shares by Mr. Cumming and/or Mr. Steinberg would, in the aggregate, fall below 10% of the then outstanding Common Shares; provided, that no Change of Control shall be deemed to have occurred under clause (ii) if the Notes are rated by Moody's or S&P as Investment Grade both at the time of such Disposition and for a period of 90 days from the date of such Disposition (it being understood that, with respect to the foregoing proviso, a Change of Control shall be deemed to occur on the first date during such 90-day period when the Notes are rated below Investment Grade by both Moody's and S&P). The term 'Common Shares' shall include any securities issued as dividends or distributions on the Common Shares. For purposes hereof, 'sole beneficial ownership' of Common Shares shall be deemed to include (i) all Common Shares received after June 15, 1992 from Mr. Cumming or Mr. Steinberg by any member of their respective immediate families or by any trust for the benefit of either of them or any member of their respective immediate families (a 'Recipient'), which Common Shares remain held by a Recipient during the lifetime of Mr. Cumming or Mr. Steinberg (unless sold, transferred or disposed of by such Recipient during the lifetime of Mr. Cumming or Mr. Steinberg, as the case may be, in which case such Disposition by such Recipient shall constitute a Disposition by Mr. Cumming or Mr. Steinberg, as the case may be) and (ii) after the death of Mr. Cumming and/or Mr. Steinberg, all Common Shares owned as of the date of death by the decedent, and any Recipient of the decedent, regardless of whether such Recipient continues to own such Common Shares after the date of death. In determining the number of outstanding Common Shares then held by Messrs. Cumming and Steinberg and the total number of outstanding Common Shares, there shall be excluded Common Shares issued by the Company after December 31, 1991, or the conversion into or exchange for, after December 31, 1991, Common Shares or securities convertible into or exchangeable for Common Shares. As calculated pursuant to this provision, Messrs. Cumming and Steinberg beneficially owned, in the aggregate, approximately 45.8% of the Common Shares as of June 30, 1996.

     As   of  the  date  hereof,  the  Company's  most  restrictive  outstanding
Indebtedness that contains a change of control provision requires that Mr. Cumming and/or Mr. Steinberg continue to have sole beneficial ownership of outstanding Common Shares equal to at least 32% of the then outstanding Common Shares; provided that, under such Indebtedness, Messrs. Cumming and/or Steinberg may sell, transfer or otherwise dispose of additional Common Shares if, after giving effect thereto, they would, in the aggregate, then have sole beneficial ownership of Common Shares equal to at least 23% of the then outstanding Common Shares, but only if, after giving effect to any such Disposition, the aggregate market value of the Common Shares then so owned by Mr. Cumming and/or Mr. Steinberg on the date of such Disposition would be at least $200 million; provided, further, that, under such Indebtedness, upon the death of either Mr. Cumming or Mr. Steinberg, the aggregate market value of the Common Shares then so owned by the survivor on the date of such Disposition would be at least $100 million. There can be no assurance that the Company will have sufficient funds or the financing to satisfy its obligations to repurchase the Notes and other Indebtedness that may come due upon a Change of Control. In such case, the Company's failure to purchase tendered Notes would constitute an Event of Default under the Indenture.

     The Noteholders holding a majority in principal amount of Notes then outstanding may waive compliance by the Company of its obligation to repurchase Notes upon a Change of Control. The Company may not waive such provisions. See 'Modification of the Indenture.'

     The term 'Investment Grade' is defined as BBB- or higher by S&P or Baa3 or higher by Moody's or the equivalent of such ratings by Moody's or S&P.

TRANSACTIONS WITH AFFILIATES

     The Company shall not, and shall not permit any Subsidiary to, directly or indirectly, enter into any transaction or series of related transactions with any Affiliate (other than (a) with the Company or a Wholly Owned Subsidiary or (b) the making of a Restricted Payment or Restricted Investment otherwise permitted by the covenant described under 'Restricted Payments and Restricted Investments' above), including, without limitation, any loan, advance or investment or any purchase, sale, lease or exchange of property or the rendering of any service, unless such transaction or series of transactions is in good faith and at arm's-length and on terms which are at least as favorable as those available in a comparable transaction from an unrelated Person. Any such transaction that involves in excess of $10 million shall be approved by a majority of the Independent Directors on the Board of Directors of the Company; or, in the event that at the time of any such transaction or series of related transactions there are no Independent Directors serving on the Board of Directors of the Company, such transaction or series of related transactions shall be approved by a nationally recognized expert with experience in appraising the terms and conditions of the type of transaction for which approval is required.

SUCCESSOR CORPORATION

     The Company may not consolidate with, merge into or transfer all or substantially all of its assets (i.e., 90% or more) to another corporation unless (a) the successor corporation shall be existing under the laws of the United States, any state thereof or the District of Columbia, (b) there shall not be any Default or Event of Default under the Indenture, (c) such successor corporation assumes all of the Obligations of the Company under the Notes and the Indenture, (d) after giving effect to such transaction, such successor corporation shall have a Consolidated Net Worth equal to or greater than the Company and (e) after giving effect to such transaction, the Company or such successor corporation is permitted to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) as provided in the Indenture. Thereafter all such obligations of the Company will terminate.

REPORTS TO NOTEHOLDERS

     The Company will mail copies of its annual reports and quarterly reports mailed to its shareholders to Noteholders. If the Company is not required to furnish annual or quarterly reports to its shareholders, the Company will, upon request, mail to each Noteholder, at such Noteholder's address as appearing on the Note register, audited annual financial statements and unaudited condensed quarterly financial statements. Such financial statements shall be accompanied by management's discussion and analysis of the results of operations and financial condition of the Company for the period reported upon in substantially the form required under the rules and regulations of the Commission in effect from time to time.

THE TRUSTEE

                                         will   be   the   Trustee   under   the
Indenture.

     The Noteholders holding a majority in principal amount of all outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee. The Indenture will provide that, in case an Event of Default thereunder shall occur and be continuing, the Trustee will be required to use the degree of care of a prudent person in the conduct of his own affairs in the exercise of its power. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the Noteholders, unless they shall have offered to the Trustee security and indemnity satisfactory to it.

EVENTS OF DEFAULT AND NOTICE THEREOF

     The term 'Event of Default' when used in the Indenture shall mean any one of the following: (i) failure to pay (whether or not prohibited by the subordination provisions) interest for 30 days or principal; (ii) failure to perform any covenants not described in clause (i) for 30 days after receipt of notice; (iii) the occurrence of any event of default under an instrument evidencing or securing other indebtedness of the Company or any Material
Subsidiary for borrowed money in excess of $15 million resulting in the acceleration of such indebtedness, which acceleration is not rescinded or annulled pursuant to the terms of such instrument; and (iv) certain events of bankruptcy, insolvency or reorganization relating to the Company or any Material Subsidiary.

     The term 'Material Subsidiary' means (i) any Subsidiary of the Company which at December 31, 1995 was a 'significant subsidiary' under Regulation S-X promulgated by the Commission or any successor to such Subsidiary and (ii) any other Subsidiary of the Company; provided that the Company's investments in and advances to such Subsidiary at the date of determination thereof, without giving effect to any write-downs in such investments or advances taken within the prior 12 months, represent 20% or more of the Company's Consolidated Tangible Net Worth as of such time; provided, however, that this clause (ii) shall not include any Subsidiary if, at the time that it became a Subsidiary, the Company contemplated commencing a voluntary case or proceeding under the Bankruptcy Law with respect to such Subsidiary.

     The Indenture will provide that the Trustee shall, within 90 days after the occurrence of a default, provide to the Noteholders notice of all uncured defaults known to it (the term default to include the events specified above without grace or notice); provided, that, except in the case of default in the payment of principal of or interest on any of the Notes, the Trustee shall be protected in withholding such notice if and so long as a committee of its Trust Officers in good faith determines that the withholding of such notice is in the interests of the Noteholders.

     In case an Event of Default shall have occurred and be continuing, the Trustee or the Noteholders holding at least 25% in aggregate principal amount of the Notes then outstanding, by notice in writing to the Company and to the Trustee, may declare to be due and payable immediately the outstanding principal amount and accrued interest, premiums, penalties and other amounts in respect of the Notes and the Indenture. Such declaration may be annulled and past defaults (except, unless theretofore cured, a default in payment of principal of or interest on the Notes) may be waived by the holders of a majority in principal amount of the Notes, upon the conditions provided in the Indenture.

     The Indenture will include a covenant that the Company will file annually with the Trustee a statement regarding compliance by the Company with the terms thereof and specifying any defaults of which the signers may have knowledge.

MODIFICATION OF THE INDENTURE

     Under the Indenture, the rights and obligations of the Company and the rights of Noteholders may be modified by the Company and the Trustee only with the consent of the Noteholders holding a majority in principal amount of the Notes then outstanding; but no extension of the maturity of any Notes, or reduction in the interest rate or extension of the time of payment of principal of or interest on, or any change in the subordination of the Notes that is adverse to the Noteholders, or any other modification in the terms of payment of the principal of or interest on the Notes or reduction of the percentage required for modification will be effective against any Noteholder without such Noteholder's consent. The Noteholders holding a majority in principal amount of Notes then outstanding may waive compliance by the Company with certain covenants, including those described under 'Certain Covenants -- Maintenance of Consolidated Tangible Net Worth' and 'Repurchase at Option of Holders Upon a Change of Control.'

SATISFACTION AND DISCHARGE OF INDENTURE

     The Indenture will be discharged and cancelled upon payment of all the Notes or upon deposit with the Trustee, within not more than one year prior to the maturity of the Notes, of funds sufficient for such payment.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement between Jefferies & Company, Inc. and CS First Boston Corporation (collectively, the 'Underwriters') and the Company, such Underwriters have severally agreed to
purchase  from the Company $       and $       aggregate principal amount of the
Notes, respectively.

     The Underwriting Agreement provides that the obligations of the Underwriters thereunder are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the Notes if they purchase any of the Notes.

     The Underwriters propose to offer the Notes directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of % of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not in excess of % of the principal amount of the Notes to certain other dealers. After the initial public offering, the offering price, concession and discount may be changed.

     The Company has agreed to indemnify the Underwriters against certain liabilities including liabilities under the Securities Act or to contribute to payments the Underwriters may be required to make in respect thereof.

     Each of Jefferies & Company, Inc. and CS First Boston Corporation has previously performed investment banking and other financial advisory services for the Company for which they have received customary compensation. Jefferies & Company, Inc. is also acting as Dealer Manager of the Tender Offer, for which it will receive compensation in connection therewith.

                                 LEGAL MATTERS

     The validity of the securities offered hereby and certain legal matters will be passed upon by Weil, Gotshal & Manges LLP, New York, New York, General Counsel to the Company (members of which own approximately 165,000 Common Shares). Certain legal matters will be passed upon for the Underwriters by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York.

                                    EXPERTS

     The consolidated balance sheets as of December 31, 1995 and 1994 and the consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995, incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY THE
UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------
                               TABLE OF CONTENTS

                                                  PAGE
                                                  -----

Available Information.............................     2

Incorporation of Certain Documents by Reference...     2

Prospectus Summary................................     3

The Company.......................................     5

Use of Proceeds...................................     6

Capitalization....................................     7

Selected Financial Data...........................     8

Description of Notes..............................    10

Underwriting......................................    19

Legal Matters.....................................    19

Experts...........................................    19

                                  $135,000,000
                               LEUCADIA NATIONAL
                                  CORPORATION
                          % SENIOR SUBORDINATED NOTES
                                    DUE 2006
                                   PROSPECTUS
                           JEFFERIES & COMPANY, INC.
                                CS FIRST BOSTON
                                        , 1996

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses payable by the Registrant in connection with the securities being registered are as follows:

SEC Registration Fee..............................................................   $ 46,552
Rating Agency Fee.................................................................      *
Accounting Fees and Expenses......................................................      *
Printing and Photocopying.........................................................      *
Legal Fees and Expenses...........................................................      *
Blue Sky Fees and Expenses........................................................      *
Fees of Trustees..................................................................      *
Miscellaneous Expenses............................................................      *
                                                                                     --------
     Total Expenses...............................................................   $  *
                                                                                     --------
                                                                                     --------

- ------------

* To be completed by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Sections 722 through 725 of the New York Business Corporation Law (the 'Business Corporation Law') provide that a corporation may indemnify, with certain limitations and exceptions, a director or officer as follows: (1) in a derivative action, against his reasonable expenses, including attorneys' fees but excluding certain settlement costs, actually and necessarily incurred by him in connection with the defense thereof, or an appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in (or in the case of service for another corporation, not opposed to) the best interests of the corporation; and (2) in a civil or criminal non-derivative action or proceeding including a derivative action by another corporation, partnership or other enterprise in which any director or officer of the indemnifying corporation served in any capacity at the indemnifying corporation's request, against judgments, fines, settlement payments and reasonable expenses, including attorneys' fees, incurred as a result thereof, or any appeal therein, if such director or officer acted in good faith, for a purpose which he reasonably believed to be in (or, in the case of service for any other corporation, not opposed to) the best interests of the corporation and, in criminal actions and proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful. Such indemnification is a matter of right where the director or officer has been successful on the merits or otherwise, and otherwise may be granted upon corporate authorization or court award as provided in the statute.

     Section 721 of the Business Corporation Law provides that indemnification arrangements can be established for directors and officers, by contract, by-law, charter provision, action of shareholders or board of directors, on terms other than those specifically provided by Article 7 of the Business Corporation Law, provided that no indemnification may be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled. Article V of the Company's By-Laws provides for the indemnification, to the full extent authorized by law, of any person made or threatened to be made a party in any civil or criminal action or proceeding by reason of the fact that he, his testator or intestate is or was a director or officer of the Company.

     Section 726 of the Business Corporation Law provides that a corporation may obtain insurance to indemnify itself and its directors and officers. The Company maintains an insurance policy providing both directors and officers liability coverage and corporate reimbursement coverage.

     Article Sixth of the Company's Certificate of Incorporation contains a charter provision eliminating or limiting director liability for monetary damages arising from breaches of fiduciary duty, subject only to certain limitations imposed by statute.

ITEM 16. EXHIBITS.

EXHIBIT
NUMBER                                                   DESCRIPTION
- ------   -----------------------------------------------------------------------------------------------------------

  1      --Form of Underwriting Agreement.**
  4.1    --Form of Indenture, dated as of                 , 1996, between the Company and             , as  Trustee,
           in respect of the Company's    % Senior Subordinated Notes due 2006.**
  4.2    --Form of  Senior Subordinated Note (included in the form  of Indenture to be filed as Exhibit 4.1 to  this
           Registration Statement).**
  5      --Opinion of Weil, Gotshal & Manges LLP.**
 12      --Statement of Computation of Ratio of Earnings to Fixed Charges.
 23.1    --Consent of Coopers & Lybrand L.L.P.
 23.2    --Consent of  Weil, Gotshal  & Manges  LLP (included  in the  opinion to  be filed  as Exhibit  5 to  this
           Registration Statement).**
 24      --Power of Attorney (included on signature page of this Part II).
 25      --Statement of Eligibility and Qualification of                    , as Trustee on Form T-1 with respect to
           the    % Senior Subordinated Notes due 2006.**
 99      --Schedule  P  of the 1995 Annual Statement to Insurance Departments of the Colonial Penn Insurance Company
           and Affiliated Property/Casualty Insurers and the  Empire Insurance Company, Principal Insurer (filed  as
           Exhibit 28 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995).*

- ------------

 * Incorporated by reference.
** To be filed by amendment.

ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions in Item 15 above, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection
(a) of Section 310 of the Trust Indenture Act (the 'Act') in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Registration
Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City and State of New York, on this 16th day of September, 1996.

                                          LEUCADIA NATIONAL CORPORATION

                                          By:        /s/ JOSEPH A. ORLANDO
                                             ...................................
                                                     JOSEPH A. ORLANDO
                                             VICE PRESIDENT AND CHIEF FINANCIAL
                                                         OFFICER

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Thomas E. Mara, Joseph A. Orlando and Barbara L. Lowenthal, and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant  to  the  requirements  of  the  Securities  Act  of  1933,   this
Registration Statement has been signed below by the following persons on behalf of the registrant and in the capacities indicated, on the date set forth above.

                SIGNATURE                                      TITLE                              DATE
- ------------------------------------------  --------------------------------------------   -------------------

            /S/ IAN M. CUMMING              Chairman of the Board                          September 16, 1996
 .........................................    (Principal Executive Officer)
             (IAN M. CUMMING)

         /S/ JOSEPH S. STEINBERG            President and Director                         September 16, 1996
 .........................................    (Principal Executive Officer)
          (JOSEPH S. STEINBERG)

          /S/ JOSEPH A. ORLANDO             Vice President and Chief Financial Officer     September 16, 1996
 .........................................    (Principal Financial Officer)
           (JOSEPH A. ORLANDO)

         /S/ BARBARA L. LOWENTHAL           Vice President and Comptroller                 September 16, 1996
 .........................................    (Principal Accounting Officer)
          (BARBARA L. LOWENTHAL)

            /S/ PAUL M. DOUGAN              Director                                       September 16, 1996
 .........................................
             (PAUL M. DOUGAN)

        /S/ LAWRENCE D. GLAUBINGER          Director                                       September 16, 1996
 .........................................
         (LAWRENCE D. GLAUBINGER)

           /S/ JAMES E. JORDAN              Director                                       September 16, 1996
 .........................................
            (JAMES E. JORDAN)

       /S/ JESSE CLYDE NICHOLS, III         Director                                       September 16,  1996
 .........................................
        (JESSE CLYDE NICHOLS, III)

                                 EXHIBIT INDEX

                                                                                                            EXEMPTION
EXHIBITS                                                                                                    INDICATION
- --------                                                                                                    ---------

   1       --Form  of Underwriting Agreement.**..........................................................
   4.1     --Form  of Indenture,  dated as  of                          , 1996,  between the  Company and
                               , as Trustee, in respect of the  Company's    % Senior Subordinated  Notes
             due 2006.**.................................................................................
   4.2     --Form  of Senior Subordinated Notes (included in the form of Indenture to be filed as Exhibit
             4.1 to this Registration Statement).**......................................................
   5       --Opinion  of Weil, Gotshal & Manges LLP.**...................................................
  12       --Statement  of Computation of Ratio of Earnings to Fixed Charges. ...........................
  23.1     --Consent  of Coopers & Lybrand L.L.P.........................................................
  23.2     --Consent  of  Weil, Gotshal & Manges LLP (included in the opinion to be filed as Exhibit 5 to this Registration Statement).**.............................................................
  24       --Power  of Attorney (included on signature page of this Part II).............................
  25       --Statement  of Eligibility and Qualification of                     , as Trustee on Form  T-1
             with respect to the    % Senior Subordinated Notes due 2006.**..............................
  99       --Schedule  P  of  the  1995 Annual Statement  to Insurance  Departments of  the Colonial Penn
             Insurance Company  and  Affiliated  Property/Casualty  Insurers  and  the  Empire  Insurance
             Company,  Principal Insurer (filed as Exhibit 28 to the Company's Annual Report on Form 10-K
             for the fiscal year ended December 31, 1995).*..............................................

- ------------

 * Incorporated by reference.
** To be filed by amendment.